RECD S.E.C.
JAN 24 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02013202

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ASSET BACKED SECURITIES CORPORATION	0000797510
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for January 24, 2002	333-44300
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

NY1 5133598v2

Exhibit Index at page 3.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 24, 2002.

ASSET BACKED SECURITIES CORPORATION

By: ______________________________
Name: Greg Richter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

<u>Exhibit 99.1</u>

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

ASSET BACKED SECURITIES CORPORATION
Home Equity Loan Trust 2002-HE1
Asset Backed Pass-Through Certificates, Series 2002-HE1

TERM SHEET DATED December 14, 2001
******UPSIZED REVISION / January 10, 2002******
Asset Backed Securities Corporation
Issuer

Credit Suisse First Boston Mortgage Capital LLC
Seller

NEW CENTURY MORTGAGE CORPORATION

and

Long Beach Mortgage Company

and

WMC MORTGAGE CORP.

(Originators)

Fairbanks and Long Beach Mortgage
(Servicers)

UPSIZED
$950,000,000 (+/- 10%) (Approximate)
Asset Backed Securities Corporation
Home Equity Loan Trust, Series 2002-HE1

Subject to Revision

SELLER:	Credit Suisse First Boston Mortgage Capital LLC ("Credit Suisse First Boston")
SERVICERS:	Fairbanks Capital and Long Beach Mortgage
TRUSTEE:	US Bank National Association
LEAD UNDERWRITER:	Credit Suisse First Boston Corporation
CO-MANAGERS:	J.P. Morgan Chase and Williams Capital

OFFERED SECURITIES

CLASS	TRANCHE TYPE	PRINCIPAL	RATINGS S/F/M[2]	AVERAGE LIFE (YRS)[1]	FIRST PAY	LAST PAY[1]	MODIFIED DURATION (YRS)[1]
A1	Senior/FLT	$235,258,000	AAA/AAA/Aaa	2.36	2/02	6/09	2.22
A2	Senior/FLT	543,742,000	AAA/AAA/Aaa	2.36	2/02	6/09	2.22
AIO	Senior/FXD	Notional	AAA/AAA/Aaa	2.46	2/02	7/04	
M1	Mezzanine/FLT	66,500,000	AA/AA/Aa2	5.00	5/05	6/09	4.59
M2	Mezzanine/FLT	54,625,000	A/A/A2	4.93	3/05	6/09	4.42
B	Subordinate/FLT	49,875,000	BBB/BBB/Baa3	4.87	2/05	6/09	4.23

(1) To 10% call.
(2) Rated by Standard & Poor's, Fitch and Moody's.

CUT-OFF DATE:	January 1, 2002.
EXPECTED PRICING:	On or about December 14, 2001.
MORTGAGE ORIGINATORS:	New Century Mortgage will have originated approximately 47%, WMC 34% and Long Beach Mortgage 19% of the final pool, respectively.
EXPECTED SETTLEMENT:	January 30, 2002 (the actual date of closing, the "Closing Date").
RECORD DATE:	With respect to any Distribution Date, the business day immediately preceding the Distribution Date.
DISTRIBUTION DATE:	The 15th day of each month (or if such 15th day is not a business day, the next succeeding business day) commencing on February 15, 2002.
INTEREST ACCRUAL:	Interest on the Class A, Class M1, Class M2 and Class B Certificates will accrue for the period beginning on the prior Distribution Date and ending the day preceding the current Distribution Date; or in the case of the first accrual period from the Closing Date to the day preceding the first Distribution Date. Interest will be paid on the basis of the actual number of days during the accrual period, with a 360 day year. Interest on the Class A-IO Certificates will accrue for the Calendar Month preceding the month in which such Distribution Date occurs. Interest will be paid on the basis of a 30-day month with a 360 day year. Interest on the Class B-IO will accrue for the period beginning on the prior Distribution Date and ending the day preceeding the current Distribution Date; or in the case of the first accrual period from the closing date to the day preceeding the first Distribution Date. Interest will be paid on the basis of a 30-day month with a 360 day year.
ERISA:	All of the Offered Certificates are ERISA eligible. Other classes may not be ERISA eligible.
SMMEA:	At the end of the pre-funding period, the Class A, Class A-IO and Class M1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.
TAX STATUS:	Multiple REMICs for federal income tax purposes.
CERTIFICATE RATING:	It is a condition to the issuance of the Class A Certificates that they receive ratings of "AAA" from Standard & Poor's ("S&P"), "AAA" from Fitch, Inc. ("Fitch") and "Aaa" from Moody's, that the Class AIO Certificates receive a rating of "AAA" from S&P, "AAA" from Fitch and "Aaa" from Moody's, that the Class M1 Certificates receive a rating of "AA" from S&P, "AA" from Fitch and "Aa2" from Moody's, that the M2 Certificates receive a rating of at least "A" from S&P, "A" from Fitch and "A2" from Moody's, and that the Class B Certificates receive a rating of at least "BBB" from S&P, "BBB" from Fitch and "Baa3" from Moody's.
CLASS A CERTIFICATES:	Class A1 and Class A2 Certificates.
STEP DOWN DATE:	The later to occur of February 2005 and when the Credit Enhancement Percentage is greater than 39.00%.
TRIGGER EVENT:	When the percentage of mortgage loans greater than 60 days or more delinquent exceeds 40% of the Credit Enhancement Percentage.

OPTIONAL REDEMPTION: Upon the mutual agreement of the Servicers, each Servicer has the right to exercise the 10% optional clean-up call with respect to the mortgage loans serviced by it.

P&I ADVANCES: Unless the Servicers determine that any proposed advance is not recoverable from the related Home Equity Loan, the Servicers will be required to advance principal and interest on the related Home Equity Loans.

SECTION 32 LOANS: No Mortgage Loan will be subject to the Home Ownership Equity Protection Act (Section 32 Loans). CSFB conducts this review during due diligence and each originator reps to this fact.

PREFUNDING : Approximately $150,000,000 will be prefunded within 45 days after the Settlement Date. The final pool will be approximately $950,000,000 (+/-10%).

CERTIFICATE STRUCTURE

CREDIT ENHANCEMENT:

Credit Enhancement Tables

	AAA ENHANCEMENT PERCENTAGE	AA/AA2 ENHANCEMENT PERCENTAGE	A/A2 ENHANCEMENT PERCENTAGE	BBB/BAA3 ENHANCEMENT PERCENTAGE
Initially (After OC buildup)				
Subordination	18.0	11.	5	
Overcollateralization	1.	1	1	1
Total Enhancement	19.5	12.	6	1
After Anticipated Stepdown				
Subordination	36.0	22.	10.	
Overcollateralization	3.	3	3	3
Total Enhancement	39.0	25.	13.	3

OVERCOLLATERALIZATION:	An initial overcollateralization of 0% building to 1.50% of original principal balance, stepping down on the Stepdown Date to 3.00% of the then current principal balance, subject to the Overcollateralization Floor.
	Overcollateralization Floor: 0.50% of the pool balance at the Cut-Off Date.

INTEREST DISTRIBUTIONS:

Interest Collections (net of the Servicing and Cap Fee) will generally be allocated in the following priority:

1. Pari-Passu Class A1, Class A2 and Class A-IO Certificates current interest plus unpaid interest shortfalls.
2. Class M1 current interest.
3. Class M2 current interest.
4. Pari-Passu Class B current interest and unrated Class B-IO current interest.
5. Carry Forward Amount sequentially to the Class A, Class M1, Class M2 and Class B Certificates, subject to weighted average pass through rates on the certificates.
6. Build overcollateralization to the target level.
7. Carry Forward Amount (other than basis risk shortfalls paid in (5) above) and reimbursements of principal write-downs in that order first to the Class M1, then to the Class M2, then to the Class B Certificates and the Class B-IO Certificates.
8. Reimbursement for prepayment interest shortfalls first concurrently to the Class A and Class A-IO Certificates, then to the Class M1, then to the Class M2 and then to the Class B Certificates.

PRINCIPAL DISTRIBUTIONS:

Collections of Principal before the Stepdown Date, or if a Trigger Event exists, will be allocated in the following priority:

1. Pay the Class A Certificates to zero.
2. Pay Classes M1, M2 and B sequentially to zero.

Collections of Principal on and after the Stepdown Date, and if a Trigger Event does not exist, will be allocated in the following priority:

1. Pay the Class A Certificates to their targeted enhancement level.
2. Pay the Class M1 Certificates to their targeted enhancement level.
3. Pay the Class M2 Certificates to their targeted enhancement level.
4. Pay the Class B Certificates to their targeted enhancement level.

PRICING SPEED:	26% CPR.
SERVICING FEE:	The servicing fee of 0.50% will be paid before current interest on all Certificates.
TRUSTEE FEE:	The trustee fee will be zero. All compensation to the Trustee will be on float prior to any Distribution Date.
AVAILABLE FUNDS CAP:	The Certificates will generally be subject to an Available Funds Cap equal to the WAC LESS the sum of (expressed as a percentage across outstanding balance): a) Applicable portion of the Servicing and Cap Fee; b) For the first 30 Distribution Dates only, the product of (i) the Class A-IO Coupon and (ii) the lesser of (x) $233 million and (y) the outstanding principal balance. c) For the first 24 Distribution Dates only, the product of (i) the Class B-IO Coupon and (ii) the lesser of (x) $27 million and (y) the outstanding principal balance.
AVAILABLE FUNDS CAP CARRY FORWARD:	If interest collections at a Distribution Date are insufficient to make required interest payments to the Certificates due to the Available Funds Cap, amounts unpaid to the Certificates will be carried forward to the next Distribution Date (the "Carry Forward Amount"). Carry Forward Amounts at the next Distribution Date will include interest on the Carry Forward Amount, calculated at the applicable Certificate Rate.
COUPON STEP-UPS:	On the Distribution Date after the earliest date on which the optional clean up call can be exercised, the margin on the Class A1 Certificates will double and the margin on the Class M1, Class M2, and Class B Certificates will go up by 50%.
CLASS A-IO:	The notional amount of the Class A-IO Certificates will be equal to the lesser of (i) $233 million and (ii) the outstanding principal balance. The Class A-IO Coupon will be: Month — Coupon 1 – 10: 6.50% 11 – 20: 5.05% 21 – 30: 3.60% 31 +: 0.00%
UNRATED CLASS B-IO:	The notional amount of the Class B-IO Certificates will be equal to the lesser of (i) $27 million and (ii) the outstanding principal balance. The Class B-IO Coupon for the first 24 Distribution Dates will be [7.00]%, and then 0% thereafter.
CAP CONTRACT:	The Trust will include a one-month LIBOR Cap contract. The notional amount of the Cap will equal approximately $950 million and will thereafter amortize down. The one-month LIBOR strike on the Cap will be 100bp over the 1 month LIBOR forward curve as of pricing. The Cap contract will be outstanding for 30 Distribution Dates.

PREPAYMENT SENSITIVITIES

	0% CPR			15% CPR			26% CPR			35% CPR			45% CPR		
	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY	WAL	FIRST PAY	LAST PAY
To Call															
A1	18.16	2/02	5/30	4.26	2/02	12/14	2.36	2/02	6/09	1.52	2/02	4/07	0.99	2/02	10/04
A2	18.16	2/02	5/30	4.26	2/02	12/14	2.36	2/02	6/09	1.52	2/02	4/07	0.99	2/02	10/04
M1	25.72	10/23	5/30	8.49	2/06	12/14	5.00	5/05	6/09	4.48	11/05	4/07	3.35	10/04	11/05
M2	25.72	10/23	5/30	8.49	2/06	12/14	4.93	3/05	6/09	4.04	5/05	4/07	3.78	9/05	11/05
B1	25.70	10/23	5/30	8.44	2/06	12/14	4.87	2/05	6/09	3.82	2/05	4/07	3.44	3/05	11/05
A-IO	2.46	2/02	7/04	2.46	2/02	7/04	2.46	2/02	7/04	2.46	2/02	7/04	2.46	2/02	7/04
To Maturity															
A1	18.22	2/02	12/31	4.58	2/02	3/27	2.57	2/02	7/18	1.67	2/02	12/13	0.99	2/02	10/04
A2	18.22	2/02	12/31	4.58	2/02	3/27	2.57	2/02	7/18	1.67	2/02	12/13	0.99	2/02	10/04
M1	25.88	10/23	10/31	9.31	2/06	4/24	5.52	5/05	10/15	4.86	11/05	11/11	4.66	10/04	10/10
M2	25.87	10/23	9/31	9.22	2/06	7/22	5.39	3/05	6/14	4.37	5/05	11/10	4.36	9/05	7/08
B1	25.78	10/23	5/31	8.78	2/06	11/19	5.08	2/05	7/12	3.98	2/05	7/09	3.55	3/05	7/07
AI-O	2.46	2/02	7/04	2.46	2/02	7/04	2.46	2/02	7/04	2.46	2/02	7/04	2.46	2/02	7/04

Available Funds Cap ("AFC")

Period	Date	AFC(1)	AFC(2)	Period	Date	AFC(1)	AFC(2)
1	2/15/2002	7.02%	15.79%	43	8/15/2005	12.68%	12.68%
2	3/15/2002	6.97%	15.83%	44	9/15/2005	12.98%	12.98%
3	4/15/2002	6.92%	15.86%	45	10/15/2005	12.98%	12.98%
4	5/15/2002	6.90%	15.83%	46	11/15/2005	12.98%	12.98%
5	6/15/2002	6.89%	15.86%	47	12/15/2005	12.98%	12.98%
6	7/15/2002	6.87%	15.89%	48	1/15/2006	12.98%	12.98%
7	8/15/2002	6.84%	15.60%	49	2/15/2006	13.40%	13.40%
8	9/15/2002	6.79%	15.42%	50	3/15/2006	13.70%	13.70%
9	10/15/2002	6.73%	15.33%	51	4/15/2006	13.70%	13.70%
10	11/15/2002	6.69%	15.00%	52	5/15/2006	13.70%	13.70%
11	12/15/2002	7.14%	15.21%	53	6/15/2006	13.70%	13.70%
12	1/15/2003	7.11%	15.09%	54	7/15/2006	13.71%	13.71%
13	2/15/2003	7.09%	14.80%	55	8/15/2006	13.73%	13.73%
14	3/15/2003	7.04%	14.60%	56	9/15/2006	14.03%	14.03%
15	4/15/2003	6.98%	14.40%	57	10/15/2006	14.04%	14.04%
16	5/15/2003	6.95%	14.22%	58	11/15/2006	14.04%	14.04%
17	6/15/2003	6.94%	14.06%	59	12/15/2006	14.04%	14.04%
18	7/15/2003	6.91%	13.89%	60	1/15/2007	14.04%	14.04%
19	8/15/2003	6.87%	13.70%	61	2/15/2007	14.05%	14.05%
20	9/15/2003	6.81%	13.49%	62	3/15/2007	14.06%	14.06%
21	10/15/2003	7.35%	13.87%	63	4/15/2007	14.07%	14.07%
22	11/15/2003	7.32%	13.69%	64	5/15/2007	14.07%	14.07%
23	12/15/2003	7.32%	13.54%	65	6/15/2007	14.07%	14.07%
24	1/15/2004	7.58%	13.66%	66	7/15/2007	14.07%	14.07%
25	2/15/2004	8.14%	14.61%	67	8/15/2007	14.07%	14.07%
26	3/15/2004	8.54%	14.89%	68	9/15/2007	14.07%	14.07%
27	4/15/2004	8.49%	14.74%	69	10/15/2007	14.07%	14.07%
28	5/15/2004	8.45%	14.60%	70	11/15/2007	14.07%	14.07%
29	6/15/2004	8.42%	14.47%	71	12/15/2007	14.07%	14.07%
30	7/15/2004	8.39%	14.33%	72	1/15/2008	14.07%	14.07%
31	8/15/2004	10.84%	10.84%	73	2/15/2008	14.07%	14.07%
32	9/15/2004	11.13%	11.13%	74	3/15/2008	14.08%	14.08%
33	10/15/2004	11.13%	11.13%	75	4/15/2008	14.08%	14.08%
34	11/15/2004	11.13%	11.13%	76	5/15/2008	14.08%	14.08%
35	12/15/2004	11.13%	11.13%	77	6/15/2008	14.08%	14.08%
36	1/15/2005	11.13%	11.13%	78	7/15/2008	14.08%	14.08%
37	2/15/2005	11.74%	11.74%	79	8/15/2008	14.08%	14.08%
38	3/15/2005	12.07%	12.07%	80	9/15/2008	14.08%	14.08%
39	4/15/2005	12.07%	12.07%	81	10/15/2008	14.08%	14.08%
40	5/15/2005	12.07%	12.07%	82	11/15/2008	14.08%	14.08%
41	6/15/2005	12.07%	12.07%	83	12/15/2008	14.08%	14.08%
42	7/15/2005	12.07%	12.07%	84	1/15/2009	14.09%	14.09%

(1) Assumes that libor increases instantaneously by 1000 bps and the collateral is run at the Pricing Prepayment Speed.
(2) Assumes that libor increases instantaneously by 1000 bps and the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds from the Cap.

The Mortgage Loans consist of first lien Six Month LIBOR, 2/28 and 3/27 adjustable rate loans and first lien Fixed Rate closed-end home equity loans. The 2/28 and 3/27 adjustable rate loans are subject to semi-annual interest rate adjustments after an initial twenty-four month or thirty-six month period. The Six Month LIBOR loans adjust every six months. The obligations of the Borrower under each mortgage are secured by the related real estate.

The information concerning the Home Equity Loans presented below is based on actual balances of pools originated through December 1st. The following characteristics are substantially representative of the final pool.

TOTAL HOME EQUITY LOANS

Wgt. Avg. Coupon:	9.363%
Range of Rates:	6.150% to 15.750%
Wgt. Avg. Orig. Maturity:	356 months
Wgt. Avg. Rem. Maturity:	347 months
Avg. Rem. Principal Balance:	$124,499
Wgt. Avg. FICO:	591
Wgt. Avg. Margin:	6.502%
Wgt. Avg. Orig. LTV:	78.81%

Three sets of tables follow.

The first set of tables is the Total Pool.

The mezzanine and subordinate Classes are backed by the Total Pool.

The second set of tables is the Group 1 Pool which backs the Class A1.

The third set of tables is the Group 2 Pool which backs the Class A2.

PRINCIPAL BALANCES AT ORIGINATION OF THE LOANS

Prinicipal Balance at Origination	Number of Loans	Aggregated Original Principal Balance	% of Loans by Original Principal Balance
<= 25,000.00	103	$2,053,571	0.29%
25,000.01 - 50,000.00	829	33,666,050	4.74
50,000.01 - 75,000.00	1,105	68,903,275	9.69
75,000.01 - 100,000.00	873	76,152,937	10.71
100,000.01 - 125,000.00	657	73,663,065	10.36
125,000.01 - 150,000.00	512	70,030,409	9.85
150,000.01 - 175,000.00	346	56,081,479	7.89
175,000.01 - 200,000.00	316	59,292,239	8.34
200,000.01 - 225,000.00	196	41,555,028	5.84
225,000.01 - 250,000.00	164	38,940,865	5.48
250,000.01 - 275,000.00	128	33,571,150	4.72
275,000.01 - 300,000.00	118	34,001,134	4.78
300,000.01 - 400,000.00	226	77,513,294	10.90
400,000.01 - 500,000.00	84	37,179,940	5.23
500,000.01 - 600,000.00	14	7,687,688	1.08
700,000.01 - 900,000.00	1	711,984	0.10
Total:	**5,672**	**711,004,108**	100.00%

REMAINING PRINCIPAL BALANCES OF THE LOANS

Remaining Principal Balance	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 25,000.00	110	2,086,735	0.30
25,000.01 - 50,000.00	850	34,203,215	4.84
50,000.01 - 75,000.00	1,111	69,146,096	9.79
75,000.01 - 100,000.00	860	74,940,918	10.61
100,000.01 - 125,000.00	654	73,209,936	10.37
125,000.01 - 150,000.00	499	68,142,285	9.65
150,000.01 - 175,000.00	350	56,653,282	8.02
175,000.01 - 200,000.00	313	58,725,528	8.32
200,000.01 - 225,000.00	198	42,030,983	5.95
225,000.01 - 250,000.00	161	38,254,990	5.42
250,000.01 - 275,000.00	128	33,540,801	4.75
275,000.01 - 300,000.00	115	33,132,782	4.69
300,000.01 - 400,000.00	228	78,295,376	11.09
400,000.01 - 500,000.00	81	35,905,356	5.08
500,000.01 - 600,000.00	13	7,178,046	1.02
700,000.01 - 900,000.00	1	711,984	0.10
Total:	**5,672**	**706,158,312**	**100.00**

FICO SCORES

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Available	124	11,021,243	1.56
376 - 400	4	301,684	0.04
426 - 450	5	671,944	0.10
451 - 475	16	1,332,545	0.19
476 - 500	96	10,216,759	1.45
501 - 525	762	89,065,684	12.62
526 - 550	902	105,412,594	14.93
551 - 575	901	105,925,635	15.00
576 - 600	777	98,869,420	14.00
601 - 625	629	84,094,988	11.91
626 - 650	631	84,549,431	11.97
651 - 675	390	52,905,736	7.49
676 - 700	203	28,496,939	4.04
701 - 725	115	16,296,438	2.31
726 - 750	62	8,414,797	1.19
751 - 775	41	6,532,305	0.93
776 - 800	13	1,993,145	0.28
801 - 825	1	37,023	0.01
Total:	**5,672**	**706,158,312**	**100.00**

Weighted Average: 590.9

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 120	22	836,401	0.12
121 - 180	229	13,304,335	1.88
181 - 240	59	4,429,321	0.63
241 - 300	8	550,316	0.08
301 - 360	5,354	687,037,939	97.29
Total:	**5,672**	**706,158,312**	**100.00**

Weighted Average: 355.5

REMAINING MONTHS TO MATURITY OF THE LOANS

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 180	251	14,140,736	2.00
181 - 348	1,681	156,321,968	22.14
349 - 360	3,740	535,695,608	75.86
Total:	**5,672**	**706,158,312**	**100.00**

Weighted Average: 348.9

PROPERTY TYPES OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Single Family Residence	4,575	560,402,298	79.36
Townhouse	10	410,617	0.06
Condo	343	40,808,208	5.78
2-4 Family	248	34,566,320	4.89
PUD	205	31,186,987	4.42
Deminimus PUD	178	31,101,599	4.40
Manufactured Housing	113	7,682,283	1.09
Total:	**5,672**	**706,158,312**	**100.00**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Primary	5,111	656,461,795	92.96
Second Home	30	4,104,348	0.58
Investment	531	45,592,169	6.46
Total:	**5,672**	**706,158,312**	**100.00**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Purchase	1,505	188,236,565	26.66
Refinance - Rate Term	854	102,851,033	14.56
Refinance - Cashout	3,313	415,070,714	58.78
Total:	**5,672**	**706,158,312**	**100.00**

ORIGINAL LOAN-TO-VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 50.000	208	15,218,688	2.16
50.001 - 60.000	242	24,109,639	3.41
60.001 - 70.000	732	78,244,009	11.08
70.001 - 75.000	773	90,494,739	12.82
75.001 - 80.000	1,703	214,883,816	30.43
80.001 - 85.000	1,282	166,800,588	23.62
85.001 - 90.000	664	104,130,497	14.75
90.001 - 95.000	68	12,276,337	1.74
Total:	**5,672**	**706,158,312**	**100.00**

Weighted Average by Original Balance: 78.81

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

State	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
California	1,491	281,693,426	39.89
Florida	405	40,506,209	5.74
Michigan	379	34,607,261	4.90
Illinois	266	33,391,348	4.73
Texas	445	32,855,918	4.65
Colorado	194	27,023,325	3.83
Georgia	140	16,751,788	2.37
Nevada	137	16,424,230	2.33
Massachusetts	85	15,840,119	2.24
Ohio	189	14,439,000	2.04
Other	1,941	192,625,688	27.28
Total:	**5,672**	**706,158,312**	**100.00**

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Full Doc -Asset and Income	3,751	424,806,479	60.16
Stated Documentation	1,598	232,162,068	32.88
LIMITED	323	49,189,765	6.97
Total:	**5,672**	**706,158,312**	**100.00**

CURRENT MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
6.001 - 6.500	15	2,495,648	0.35
6.501 - 7.000	100	16,962,730	2.40
7.001 - 7.500	156	30,137,610	4.27
7.501 - 8.000	466	83,405,897	11.81
8.001 - 8.500	485	83,073,282	11.76
8.501 - 9.000	781	113,698,969	16.10
9.001 - 9.500	650	82,556,570	11.69
9.501 - 10.000	877	101,265,277	14.34
10.001 - 10.500	608	60,287,855	8.54
10.501 - 11.000	681	67,587,717	9.57
11.001 - 11.500	343	29,783,625	4.22
11.501 - 12.000	340	24,590,995	3.48
12.001 - 12.500	91	5,868,424	0.83
12.501 - 13.000	55	3,316,750	0.47
13.001 - 13.500	15	817,719	0.12
13.501 - 14.000	5	156,518	0.02
14.001 - 14.500	2	101,589	0.01
14.501 - 15.000	1	41,692	0.01
15.501 - 16.000	1	9,446	0.00
Total:	**5,872**	**706,168,312**	**100.00**

Weighted Average: 9.363

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	1,694	152,264,098	21.56
12.501 - 13.000	7	993,139	0.14
13.001 - 13.500	56	9,785,711	1.39
13.501 - 14.000	97	16,807,119	2.38
14.001 - 14.500	298	51,546,683	7.30
14.501 - 15.000	428	74,924,658	10.61
15.001 - 15.500	498	80,731,314	11.43
15.501 - 16.000	689	99,565,747	14.10
16.001 - 16.500	530	69,115,757	9.79
16.501 - 17.000	589	72,039,399	10.20
17.001 - 17.500	328	35,004,488	4.96
17.501 - 18.000	223	23,471,425	3.32
18.001 - 18.500	116	10,322,029	1.46
18.501 - 19.000	62	5,365,106	0.76
19.001 - 19.500	31	2,102,118	0.30
19.501 - 20.000	17	1,473,023	0.21
20.001 - 20.500	5	444,611	0.06
20.501 - 21.000	2	92,558	0.01
21.001 - 21.500	1	67,639	0.01
21.501 - 22.000	1	41,692	0.01
Total:	**5,672**	**706,158,312**	**100.00**

Weighted Average: 15.898

GROSS MARGINS OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	1,697	152,697,554	21.62
3.501 - 4.000	2	62,823	0.01
4.001 - 4.500	17	3,226,295	0.46
4.501 - 5.000	165	29,568,215	4.19
5.001 - 5.500	132	22,719,500	3.22
5.501 - 6.000	193	27,492,507	3.89
6.001 - 6.500	1,289	197,050,833	27.90
6.501 - 7.000	1,406	175,998,457	24.92
7.001 - 7.500	706	89,184,503	12.63
7.501 - 8.000	53	6,863,967	0.97
8.001 - 8.500	7	454,375	0.06
8.501 - 9.000	4	784,882	0.11
9.001 - 9.500	1	54,400	0.01
Total:	**5,672**	**706,158,312**	**100.00**

Weighted Average: 6.5016

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	1,694	152,264,098	21.56
January 2002	9	1,202,582	0.17
February 2002	32	3,377,753	0.48
March 2002	129	14,893,472	2.11
April 2002	199	19,820,311	2.81
May 2002	291	27,919,348	3.95
June 2002	200	19,438,164	2.75
August 2003	1	103,294	0.01
October 2003	9	1,452,564	0.21
November 2003	416	60,171,093	8.52
December 2003	2,012	289,103,223	40.94
January 2004	560	98,448,366	13.94
October 2004	2	629,112	0.09
November 2004	18	2,540,194	0.36
December 2004	69	9,350,544	1.32
January 2005	33	5,444,193	0.77
Total:	**5,672**	**706,158,312**	**100.00**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 0	2,198	215,332,630	30.49
1 - 12	141	26,505,679	3.75
13 - 24	2,372	357,356,128	50.61
31 - 36	408	51,352,911	7.27
43 - 48	9	942,762	0.13
49 - 60	544	54,668,201	7.74
Total:	**5,672**	**706,158,312**	**100.00**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Fixed Rated Mortgage	1,694	152,264,098	21.56
6 MO LIBOR	44	4,457,798	0.63
ARM 228	3,769	526,053,960	74.50
ARM 327	165	23,382,456	3.31
Total:	**5,672**	**706,158,312**	**100.00**

Group 1 Mortgage Loans

PRINCIPAL BALANCES AT ORIGINATION OF THE LOANS

Prinicipal Balance at Origination	Number of Loans	Aggregated Original Principal Balance	% of Loans by Original Principal Balance
<= 25,000.00	45	899,361	0.45
25,000.01 - 50,000.00	302	12,202,220	6.05
50,000.01 - 75,000.00	375	23,256,759	11.52
75,000.01 - 100,000.00	297	25,828,313	12.80
100,000.01 - 125,000.00	175	19,261,639	9.54
300,000.01 - 400,000.00	222	76,082,044	37.70
400,000.01 - 500,000.00	81	35,901,440	17.79
500,000.01 - 600,000.00	14	7,687,688	3.81
700,000.01 - 900,000.00	1	711,984	0.35
Total:	**1,512**	**201,831,448**	**100.00**

REMAINING PRINCIPAL BALANCES OF THE LOANS

Remaining Principal Balance	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 25,000.00	47	889,043	0.44
25,000.01 - 50,000.00	310	12,384,640	6.18
50,000.01 - 75,000.00	373	23,054,981	11.50
75,000.01 - 100,000.00	293	25,403,538	12.67
100,000.01 - 125,000.00	171	18,717,495	9.33
275,000.01 - 300,000.00	2	591,512	0.30
300,000.01 - 400,000.00	224	76,919,938	38.36
400,000.01 - 500,000.00	78	34,659,386	17.29
500,000.01 - 600,000.00	13	7,178,046	3.58
700,000.01 - 900,000.00	1	711,984	0.36
Total:	**1,512**	**200,510,562**	**100.00**

FICO SCORES

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Available	43	3,401,764	1.70
376 - 400	2	117,549	0.06
426 - 450	1	60,419	0.03
451 - 475	4	588,575	0.29
476 - 500	35	3,855,019	1.92
501 - 525	207	24,646,795	12.29
526 - 550	243	27,274,728	13.60
551 - 575	227	28,171,157	14.05
576 - 600	218	28,433,726	14.18
601 - 625	148	23,435,906	11.69
626 - 650	151	22,561,752	11.25
651 - 675	108	16,623,912	8.29
676 - 700	59	9,947,041	4.96
701 - 725	32	5,783,024	2.88
726 - 750	16	2,210,713	1.10
751 - 775	14	2,584,119	1.29
776 - 800	4	814,362	0.41
Total:	**1,512**	**200,510,562**	**100.00**

Weighted Average: 594.2

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 120	8	273,067	0.14
121 - 180	83	3,798,943	1.89
181 - 240	19	1,333,982	0.67
241 - 300	2	145,482	0.07
301 - 360	1,400	194,959,088	97.23
Total:	**1,512**	**200,510,562**	**100.00**

Weighted Average: 355.4

REMAINING MONTHS TO MATURITY OF THE LOANS

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 180	91	4,072,011	2.03
181 - 348	495	43,577,413	21.73
349 - 360	926	152,861,139	76.24
Total:	**1,512**	**200,510,562**	**100.00**

Weighted Average: 346.9

PROPERTY TYPES OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Single Family Residence	1,223	160,569,584	80.08
Townhouse	4	132,994	0.07
Condo	86	9,419,228	4.70
2-4 Family	72	9,553,592	4.76
PUD	45	7,886,737	3.93
Deminimus PUD	45	10,695,946	5.33
Manufactured Housing	37	2,252,482	1.12
Total:	**1,512**	**200,510,562**	**100.00**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Primary	1,346	184,625,282	92.08
Second Home	9	1,695,017	0.85
Investment	157	14,190,264	7.08
Total:	**1,512**	**200,510,562**	**100.00**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Purchase	415	56,175,523	28.02
Refinance - Rate Term	240	28,953,537	14.44
Refinance - Cashout	857	115,381,503	57.54
Total:	**1,512**	**200,510,562**	**100.00**

ORIGINAL LOAN-TO-VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 50.000	64	4,575,643	2.28
50.001 - 60.000	69	8,010,912	4.00
60.001 - 70.000	208	23,368,179	11.65
70.001 - 75.000	231	29,506,066	14.72
75.001 - 80.000	435	57,438,660	28.65
80.001 - 85.000	336	45,903,460	22.89
85.001 - 90.000	150	27,680,822	13.81
90.001 - 95.000	19	4,026,821	2.01
Total:	**1,512**	**200,510,562**	**100.00**

Weighted Average by Original Balance: 78.33

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

State	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
California	345	87,967,742	43.87
Florida	111	12,354,983	6.16
Michigan	122	11,257,437	5.61
Texas	155	10,960,184	5.47
Illinois	64	7,503,426	3.74
Georgia	33	4,635,836	2.31
Colorado	34	4,569,727	2.28
Virginia	22	4,136,581	2.06
Massachusetts	15	4,038,943	2.01
Ohio	55	3,438,558	1.71
Other	556	49,647,145	24.76
Total:	**1,512**	**200,510,562**	**100.00**

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Full Doc -Asset and Income	1,024	112,896,909	56.30
Stated Documentation	404	72,453,189	36.13
LIMITED	84	15,160,465	7.56
Total:	**1,512**	**200,510,562**	**100.00**

CURRENT MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
6.001 - 6.500	3	846,549	0.42
6.501 - 7.000	18	3,398,828	1.70
7.001 - 7.500	45	11,809,256	5.89
7.501 - 8.000	97	22,727,788	11.33
8.001 - 8.500	122	27,383,443	13.66
8.501 - 9.000	192	32,719,482	16.32
9.001 - 9.500	171	23,005,469	11.47
9.501 - 10.000	221	24,821,414	12.38
10.001 - 10.500	164	15,226,179	7.59
10.501 - 11.000	194	18,804,336	9.38
11.001 - 11.500	114	9,330,948	4.65
11.501 - 12.000	109	6,788,240	3.39
12.001 - 12.500	25	1,582,398	0.79
12.501 - 13.000	27	1,622,996	0.81
13.001 - 13.500	4	213,038	0.11
13.501 - 14.000	3	111,422	0.06
14.001 - 14.500	1	67,639	0.03
14.501 - 15.000	1	41,692	0.02
15.501 - 16.000	1	9,446	0.00
Total:	**1,512**	**200,510,562**	**100.00**

Weighted Average: 9.333

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	509	42,068,555	20.98
12.501 - 13.000	2	347,907	0.17
13.001 - 13.500	11	2,924,409	1.46
13.501 - 14.000	25	4,812,139	2.40
14.001 - 14.500	62	13,765,822	6.87
14.501 - 15.000	108	25,358,532	12.65
15.001 - 15.500	115	24,748,929	12.34
15.501 - 16.000	184	30,920,841	15.42
16.001 - 16.500	121	17,403,573	8.68
16.501 - 17.000	145	16,787,814	8.37
17.001 - 17.500	99	10,696,390	5.33
17.501 - 18.000	54	4,530,478	2.26
18.001 - 18.500	37	2,922,284	1.46
18.501 - 19.000	20	1,649,812	0.82
19.001 - 19.500	7	491,817	0.25
19.501 - 20.000	8	766,404	0.38
20.001 - 20.500	1	112,968	0.06
20.501 - 21.000	2	92,558	0.05
21.001 - 21.500	1	67,639	0.03
21.501 - 22.000	1	41,692	0.02
Total:	**1,512**	**200,510,662**	**100.00**

Weighted Average: 15.833

GROSS MARGINS OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	510	42,384,678	21.14
3.501 - 4.000	2	62,823	0.03
4.001 - 4.500	4	1,253,932	0.63
4.501 - 5.000	23	6,281,268	3.13
5.001 - 5.500	35	8,255,494	4.12
5.501 - 6.000	52	9,012,488	4.49
6.001 - 6.500	328	59,017,333	29.43
6.501 - 7.000	364	49,323,049	24.60
7.001 - 7.500	181	22,878,514	11.41
7.501 - 8.000	9	1,473,302	0.73
8.001 - 8.500	3	243,125	0.12
8.501 - 9.000	1	324,558	0.16
Total:	**1,512**	**200,510,562**	**100.00**

Weighted Average: 6.487

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	509	42,068,555	20.98
1/1/2002	4	843,307	0.42
2/1/2002	10	1,060,646	0.53
3/1/2002	38	5,093,699	2.54
4/1/2002	52	4,664,734	2.33
5/1/2002	88	8,000,049	3.99
6/1/2002	56	4,822,065	2.40
10/1/2003	4	878,352	0.44
11/1/2003	123	17,944,692	8.95
12/1/2003	485	79,389,116	39.59
1/1/2004	110	29,793,251	14.86
10/1/2004	1	388,034	0.19
11/1/2004	3	510,730	0.25
12/1/2004	23	3,483,806	1.74
1/1/2005	6	1,569,528	0.78
Total:	**1,512**	**200,510,562**	**100.00**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 0	655	63,296,949	31.57
7 - 12	39	10,270,443	5.12
13 - 24	556	98,277,915	49.01
31 - 36	113	14,640,495	7.30
49 - 60	149	14,024,761	6.99
Total:	**1,512**	**200,510,562**	**100.00**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Fixed Rated Mortgage	509	42,068,555	20.98
6 MO	13	1,457,921	0.73
ARM 228	945	149,013,310	74.32
ARM 327	45	7,970,777	3.98
Total:	**1,512**	**200,510,562**	**100.00**

Group 2 Mortgage Loans

PRINCIPAL BALANCES AT ORIGINATION OF THE LOANS

Prinicipal Balance at Origination	Number of Loans	Aggregated Original Principal Balance	% of Loans by Original Principal Balance
<= 25,000.00	58	1,154,210	0.23
25,000.01 - 50,000.00	527	21,463,830	4.22
50,000.01 - 75,000.00	730	45,646,516	8.96
75,000.01 - 100,000.00	576	50,324,824	9.88
100,000.01 - 125,000.00	482	54,401,426	10.68
125,000.01 - 150,000.00	512	70,030,409	13.75
150,000.01 - 175,000.00	346	56,081,479	11.01
175,000.01 - 200,000.00	316	59,292,239	11.64
200,000.01 - 225,000.00	196	41,555,028	8.16
225,000.01 - 250,000.00	164	38,940,865	7.65
250,000.01 - 275,000.00	128	33,571,150	6.59
275,000.01 - 300,000.00	118	34,001,134	6.68
300,000.01 - 400,000.00	4	1,431,250	0.28
400,000.01 - 500,000.00	3	1,278,500	0.25
Total:	**4,160**	**509,172,661**	**100.00**

REMAINING PRINCIPAL BALANCES OF THE LOANS

Remaining Principal Balance	Number of Loans	Aggregated Remaining Principal Balance	% Loans by Remaining Principal Balance
<= 25,000.00	63	1,197,692	0.24
25,000.01 - 50,000.00	540	21,818,575	4.31
50,000.01 - 75,000.00	738	46,091,115	9.12
75,000.01 - 100,000.00	567	49,537,379	9.80
100,000.01 - 125,000.00	483	54,492,441	10.78
125,000.01 - 150,000.00	499	68,142,285	13.48
150,000.01 - 175,000.00	350	56,653,282	11.20
175,000.01 - 200,000.00	313	58,725,528	11.61
200,000.01 - 225,000.00	198	42,030,983	8.31
225,000.01 - 250,000.00	161	38,254,990	7.57
250,000.01 - 275,000.00	128	33,540,801	6.63
275,000.01 - 300,000.00	113	32,541,270	6.44
300,000.01 - 400,000.00	4	1,375,438	0.27
400,000.01 - 500,000.00	3	1,245,970	0.25
Total:	**4,160**	**505,647,749**	**100.00**

FICO SCORES

Fico Scores	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Available	81	7,619,479	1.51
376 - 400	2	184,135	0.04
426 - 450	4	611,525	0.12
451 - 475	12	743,970	0.15
476 - 500	61	6,361,740	1.26
501 - 525	555	64,438,889	12.74
526 - 550	659	78,137,866	15.45
551 - 575	674	77,754,478	15.38
576 - 600	559	70,435,694	13.93
601 - 625	481	60,659,082	12.00
626 - 650	480	61,987,679	12.26
651 - 675	282	36,281,824	7.18
676 - 700	144	18,549,898	3.67
701 - 725	83	10,513,414	2.08
726 - 750	46	6,204,084	1.23
751 - 775	27	3,948,186	0.78
776 - 800	9	1,178,783	0.23
801 - 825	1	37,023	0.01
Total:	**4,160**	**505,647,749**	**100.00**

Weighted Average: 589.6

ORIGINAL TERM

Original Term	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 120	14	563,334	0.11
121 - 180	146	9,505,392	1.88
181 - 240	40	3,095,339	0.61
241 - 300	6	404,834	0.08
301 - 360	3,954	492,078,851	97.32
Total:	**4,160**	**505,647,749**	**100.00**

Weighted Average: 355.6

REMAINING MONTHS TO MATURITY OF THE LOANS

Months Remaining	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 180	160	10,068,725	1.99
181 - 348	1,186	112,744,554	22.30
349 - 360	2,814	382,834,470	75.71
Total:	**4,160**	**505,647,749**	**100.00**

Weighted Average: 346.9

PROPERTY TYPES OF THE LOANS

Property Type	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Single Family Residence	3,352	399,832,714	79.07
Townhouse	6	277,623	0.05
Condo	257	31,388,980	6.21
2-4 Family	176	25,012,728	4.95
PUD	160	23,300,251	4.61
Deminimus PUD	133	20,405,653	4.04
Manufactured Housing	76	5,429,801	1.07
Total:	**4,160**	**505,647,749**	**100.00**

OCCUPANCY STATUS OF THE LOANS

Occupancy Status	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Primary	3,765	471,836,514	93.31
Second Home	21	2,409,330	0.48
Investment	374	31,401,905	6.21
Total:	**4,160**	**505,647,749**	**100.00**

PURPOSE OF THE LOANS

Purpose	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Purchase	1,090	132,061,042	26.12
Refinance - Rate Term	614	73,897,496	14.61
Refinance - Cashout	2,456	299,689,211	59.27
Total:	**4,160**	**505,647,749**	**100.00**

ORIGINAL LOAN-TO-VALUE RATIO OF THE LOANS

Original Loan to Value Ratio	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 50.000	144	10,643,044	2.10
50.001 - 60.000	173	16,098,727	3.18
60.001 - 70.000	524	54,875,830	10.85
70.001 - 75.000	542	60,988,673	12.06
75.001 - 80.000	1,268	157,445,156	31.14
80.001 - 85.000	946	120,897,128	23.91
85.001 - 90.000	514	76,449,675	15.12
90.001 - 95.000	49	8,249,516	1.63
Total:	**4,160**	**505,647,749**	**100.00**

Weighted Average by Original Balance: 79.01

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

State	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
California	1,146	193,725,683	38.31
Florida	294	28,151,226	5.57
Illinois	202	25,887,923	5.12
Michigan	257	23,349,824	4.62
Colorado	160	22,453,599	4.44
Texas	290	21,895,734	4.33
Nevada	113	13,557,318	2.68
Georgia	107	12,115,951	2.40
Massachusetts	70	11,801,175	2.33
Ohio	134	11,000,442	2.18
Other	1,387	141,708,874	28.03
Total:	**4,160**	**505,647,749**	**100.00**

LOAN PROGRAMS OF THE MORTGAGE LOANS

Program	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Full Doc -Asset and Income	2,727	311,909,571	61.69
Stated Documentation	1,194	159,708,879	31.59
LIMITED	239	34,029,299	6.73
Total:	**4,160**	**505,647,749**	**100.00**

CURRENT MORTGAGE RATES OF THE LOANS

Mortgage Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
6.001 - 6.500	12	1,649,098	0.33
6.501 - 7.000	82	13,563,902	2.68
7.001 - 7.500	111	18,328,354	3.62
7.501 - 8.000	369	60,678,109	12.00
8.001 - 8.500	363	55,689,839	11.01
8.501 - 9.000	589	80,979,486	16.01
9.001 - 9.500	479	59,551,101	11.78
9.501 - 10.000	656	76,443,862	15.12
10.001 - 10.500	444	45,061,677	8.91
10.501 - 11.000	487	48,783,381	9.65
11.001 - 11.500	229	20,452,677	4.04
11.501 - 12.000	231	17,802,755	3.52
12.001 - 12.500	66	4,286,026	0.85
12.501 - 13.000	28	1,693,754	0.33
13.001 - 13.500	11	604,681	0.12
13.501 - 14.000	2	45,097	0.01
14.001 - 14.500	1	33,950	0.01
Total:	**4,160**	**505,647,749**	**100.00**

Weighted Average: 9.375

MAXIMUM RATES OF THE LOANS

Maximum Rate	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	1,185	110,195,544	21.79
12.501 - 13.000	5	645,232	0.13
13.001 - 13.500	45	6,861,302	1.36
13.501 - 14.000	72	11,994,980	2.37
14.001 - 14.500	236	37,780,860	7.47
14.501 - 15.000	320	49,566,125	9.80
15.001 - 15.500	383	55,982,386	11.07
15.501 - 16.000	505	68,644,906	13.58
16.001 - 16.500	409	51,712,184	10.23
16.501 - 17.000	444	55,251,585	10.93
17.001 - 17.500	229	24,308,097	4.81
17.501 - 18.000	169	18,940,946	3.75
18.001 - 18.500	79	7,399,744	1.46
18.501 - 19.000	42	3,715,294	0.73
19.001 - 19.500	24	1,610,301	0.32
19.501 - 20.000	9	706,619	0.14
20.001 - 20.500	4	331,642	0.07
Total:	**4,160**	**505,647,749**	**100.00**

Weighted Average: 15.924

GROSS MARGINS OF THE LOANS

Gross Margin	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	1,187	110,312,879	21.82
4.001 - 4.500	13	1,972,363	0.39
4.501 - 5.000	142	23,286,947	4.61
5.001 - 5.500	97	14,464,006	2.86
5.501 - 6.000	141	18,480,019	3.65
6.001 - 6.500	961	138,033,500	27.30
6.501 - 7.000	1,042	126,675,408	25.05
7.001 - 7.500	525	66,305,989	13.11
7.501 - 8.000	44	5,390,665	1.07
8.001 - 8.500	4	211,250	0.04
8.501 - 9.000	3	460,324	0.09
9.001 - 9.500	1	54,400	0.01
Total:	**4,160**	**505,647,749**	**100.00**

Weighted Average: 6.508

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

Months of Next Rate Adjustment	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Not Applicable	1,185	110,195,544	21.79
1/1/2002	5	359,275	0.07
2/1/2002	22	2,317,107	0.46
3/1/2002	91	9,799,773	1.94
4/1/2002	147	15,155,577	3.00
5/1/2002	203	19,919,300	3.94
6/1/2002	144	14,616,099	2.89
8/1/2003	1	103,294	0.02
10/1/2003	5	574,212	0.11
11/1/2003	293	42,226,401	8.35
12/1/2003	1,527	209,714,108	41.47
1/1/2004	450	68,655,115	13.58
10/1/2004	1	241,079	0.05
11/1/2004	13	2,029,464	0.40
12/1/2004	46	5,866,737	1.16
1/1/2005	27	3,874,665	0.77
Total:	**4,160**	**505,647,749**	**100.00**

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

Original Number of Months to Expiration	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
<= 0	1,543	152,035,681	30.07
7 - 12	102	16,235,236	3.21
13 - 24	1,816	259,078,213	51.24
31 - 36	295	36,712,417	7.26
43 - 48	9	942,762	0.19
49 - 60	395	40,643,440	8.04
Total:	**4,160**	**505,647,749**	**100.00**

PRODUCT TYPES OF THE LOANS

Product	Number of Loans	Aggregated Remaining Principal Balance	% of Loans by Remaining Principal Balance
Fixed Rated Mortgage	1,185	110,195,544	21.79
6 MO LIBOR	31	2,999,877	0.59
ARM 228	2,824	377,040,650	74.57
ARM 327	120	15,411,679	3.05
Total:	**4,160**	**505,647,749**	**100.00**